SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G
           Under the Securities Exchange Act of 1934*

                   OMNI Energy Services Corp.
                   --------------------------
                        (Name of Issuer)

                 Common Stock,  $0.01 par value
                 ------------------------------
                 (Title of Class of Securities)

                           68210T 10 9
                         --------------
                         (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No.  68210T 10 9

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     1)   Name of Reporting Person
          I.R.S.  Identification  No. of Above  Person  (entities
          only)
          Roger E. Thomas
-----------------------------------------------------------------

     2)   Check  the Appropriate Box if a Member of a Group  (See
          Instructions)
          (a)                                               _____
          (b)                                               _____
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     3)   SEC Use Only
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     4)   Citizenship or Place of Organization
          United States
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  Number of
 Shares Bene-                      (5)  Sole Voting Power             1,127,708*
   ficially                        ---------------------------------------------
   Owned by
Each Reporting                     (6)  Shared Voting Power             158,625*
    Person                         ---------------------------------------------
     With
                                   (7)  Sole Dispositive Power        1,127,708*
                                   ---------------------------------------------

                                   (8)  Shared Dispositive Power        158,625*

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     9)   Aggregate Amount Beneficially Owned by Each
          Reporting Person                             1,286,333*
-----------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------

     11)  Percent of Class Represented by Amount
          in Row (9)                                         8.6*
-----------------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)        IN
-----------------------------------------------------------------

*As of December 31, 1997.



Item 1(a).     Name of Issuer:

                    OMNI Energy Services Corp.

Item 1(b).     Address of Issuer's Principal Executive Offices:

                    4484 NE Evangeline Thruway
                    Carencro, Louisiana 70520

Item 2(a).     Name of Person Filing:

                    Roger E. Thomas

Item 2(b).     Address of Principal Business Office:

                    4484 NE Evangeline Thruway
                    Carencro, Louisiana 70520

Item 2(c).     Citizenship:

                    United States

Item 2(d).     Title of Class of Securities:

                    Common Stock, $0.01 par value

Item 2(e).     CUSIP Number:

                    68210T 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ ]  Broker or Dealer registered under Section  15
                    of the Act
          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
          (c)  [ ]  Insurance  Company as defined  in  section
                    3(a)(19) of the Act
          (d)  [ ]  Investment  Company  registered  under
                    section 8 of the Investment Company Act
          (e)  [ ]  Investment  Adviser  registered  under
                    section 203 of the Investment Advisers Act of
                    1940
          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
          (g)  [ ]  Parent  Holding Company, in accordance with
                    Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
          (h)  [ ]  Group, in accordance with Section 240.13d.13d-
                    1(b)(1)(ii)(H)


Item 4.   Ownership:

          (a)  Amount Beneficially Owned               1,286,333*

          (b)  Percent of Class                             8.6%*

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to
                    direct the vote                    1,127,708*

               (ii) shared power to vote or to
                    direct the vote                      158,625*

               (iii)     sole power to dispose or to
                    direct the disposition of          1,127,708*

               (iv) shared power to dispose or to
                    direct the disposition of            158,625*

*As of December 31, 1997

Item 5.   Ownership of Five Percent or Less of a Class.  If
          this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to  be  the beneficial owner of more than 5 percent  of
          the class of securities, check the following    .
                                                       ---
Item 6.   Ownership of More than Five Percent on Behalf  of
          Another Person:

               The shares reported in response to Item 4 include 158,625 shares of common stock held by Mr. Thomas's adult children, who have the right to receive dividends from and the proceeds of sales of such shares. Mr. Thomas has a power of attorney from his children granting him the right to vote and dispose of such shares on their behalf.

Item 7.   Identification   and   Classification   of   the
          Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

               Not applicable.

Item 8. Identification and Classification of Members of the Group:

               Not applicable.

Item 9.   Notice of Dissolution of Group:

               Not applicable.

Item 10.  Certification:

               Not applicable.



                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 1997.



      February 13, 1998                /s/ Roger E. Thomas
     -------------------              ---------------------
            Date                         Roger E. Thomas